

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 29, 2017

Andres Reiner
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

  Re: **PROS Holdings, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 15, 2017
    File No. 001-33554

Dear Mr. Reiner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief
        Office of Information Technologies
        and Services